[INVESCO AIM LOGO APPEARS HERE]
--Servicemark--

July 9, 2009


VIA EDGAR

Mr. James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC  20549

Re:      AIM Equity Funds (AEF)
         Post-Effective Amendment No. 94 to
         Form N-1A Registration Statement
         File No. 002-25469; CIK No. 0000105377


Dear Mr. O'Connor:

         This letter responds to the Staff's comments on the above-referenced Registration Statement on Form N-1A filed by AIM Equity Funds (the "Registrant") on April 30, 2009, which is scheduled to go effective July 14, 2009. The purpose of the filing was to register AIM Disciplined Equity Fund (the "Fund") as a series portfolio of the Registrant.

Staff's Comment:
---------------

1. PERCENT LIMITATION LANGUAGE. Consider clarifying that notwithstanding the disclosure indicating that "any percentage limitations with respect to assets of the fund are applied at the time of purchase," the Fund would at all times invest at least 80% of its assets in a diversified portfolio of common stocks of publicly traded U.S. companies in compliance with Rule 35d-1 of the Investment Company Act of 1940, as amended (the "1940 Act").

Response:
--------

         The Registrant believes the Registrant's disclosure complies and is consistent with Rule 35d-1 of the 1940 Act. Rule 35d-1(b) indicates that the requirements of the rule apply at the time a fund invests its assets. The SEC adopting release of the Investment Company Names Rule specifically states, in a section entitled, "Temporary Departure from 80% Requirement" that "consistent with current Division positions, the rule, as adopted, will require investment companies to comply with the 80% investment requirement 'under normal circumstances.'" The release goes on to state that this flexibility, "will permit investment companies to take 'temporary defensive positions' to avoid losses in response to adverse market, economic, political or other conditions. In addition, it will permit investment companies to depart from the 80% investment requirement in other limited, appropriate circumstances, particularly in the case of unusually large cash inflows or redemptions." Accordingly, the Registrant will not be incorporating further disclosure regarding compliance with Rule 35d-1 in the registration statement.

James O'Connor
July 9, 2009
Page 2


Staff's Comment:
---------------

2. RISK/RETURN SUMMARY. The Risk/Return Summary should elaborate on the risks referenced within that section.

Response:
--------

         The Registrant believes that the disclosure is adequate as the section cross references the Investment Objective, Strategies and Risks for further discussion of the risks listed. We will take the comment under advisement in updating the registration statements of all AIM Funds to comply with the new Summary Prospectus requirements as most of the 102 AIM Fund prospectuses contain this disclosure convention.

Staff's Comment:
---------------

3. MAXIMUM DEFERRED SALES CHARGE. Explain that the maximum deferred sales charge language in the fee table will not apply to the Fund.

Response:
--------

         As reflected in the fee table disclosed in the prospectus included in the N-14 for the Registrant filed on June 26, 2009, the Fund will not impose any sales charges.

Staff's Comment:
---------------

4. FEE WAIVER LANGUAGE. Consider removing the following disclosure accompanying the expense example that reads: "To the extent fees are waived and/or expenses are reimbursed voluntarily, your expenses will be lower." Your concern was that if there was no current intention to waive fees in the future, then the disclosure served no purpose.

Response:
--------

         We believe this disclosure serves the purpose of reminding shareholders that the expense example is based on historical data and is not a commitment to actual expenses at one and three years. We will nonetheless take this comment under advisement with respect to all other AIM Funds, all of which contain this disclosure.

Staff's Comment:
---------------

5. INVESTMENT OBJECTIVES AND STRATEGIES: LOWER QUALITY DEBT SECURITIES. Please report to what extent the Fund will invest in lower quality debt securities and enhance disclosure if necessary.

Response:
--------

         The Fund does not intend to make significant investments in lower quality debt securities. The disclosure serves to make clear to investors that the Fund has the flexibility to invest in lower quality debt securities.

James O'Connor
July 9, 2009
Page 3


Staff's Comment:
---------------

6. INVESTMENT OBJECTIVES AND STRATEGIES: DURATION. If a principal investment strategy of the Fund is duration, further describe this strategy.

Response:
--------

         As this is a traditional equity income fund, we do not anticipate the fund employing duration as a principal investment strategy. Because the Fund has the flexibility to invest in debt securities, we have included disclosure regarding duration as part of our Interest Rate Risk disclosure and believe this disclosure is sufficient. It reads:

            Interest Rate Risk--Interest rate risk refers to the risk that bond prices generally fall as interest rates rise; conversely, bond prices generally rise as interest rates fall. Specific bonds differ in their sensitivity to changes in interest rates depending on specific characteristics of each bond. A measure investors commonly use to determine this sensitivity is called duration. The longer the duration of a particular bond, the greater is its price sensitivity to interest rate changes. Similarly, a longer duration portfolio of securities has greater price sensitivity. Duration is determined by a number of factors including coupon rate, whether the coupon is fixed or floating, time to maturity, call or put features, and various repayment features.


Staff's Comment:
---------------

7. FUND MANAGEMENT: THE ADVISORS. Consider clarifying your disclosure regarding your slate of sub-advisors. Specifically, consider stating that all listed sub-advisors are under contract; however whether one of the sub-advisors manages a particular Fund depends upon the investment objectives and strategies of that Fund.

Response:
--------

         We believe the disclosure covering the relationship between Invesco Aim Advisors, Inc. (the "Advisor") and the affiliated sub-advisors listed in the Fund's prospectus (the "Sub-Advisors"), which has been made in each registration statement filed for every AIM Fund since the slate of sub-advisors was approved by proxy, adequately reflects the relationship between the Advisor and the Sub-Advisors.
It reads,

            The following affiliates of the advisor (collectively, the affiliated sub-advisors) serve as sub-advisors to the fund and may be appointed by the advisor from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the fund.....

James O'Connor
July 9, 2009
Page 4


Staff's Comment:
---------------

8. FUND MANAGEMENT: THE ADVISORS. Include additional information in the disclosure about the market timing and fair value pricing related litigation and regulatory action, including an update on the current state of the litigation and the settlement amount reached with the NYAG and the Commission. Consider too removing the risk factor indicating that shareholders may react by redeeming their investment in the fund.

Response:
--------

         The Registrant believes that the disclosure is adequate; however, we will take the comment under advisement in considering disclosure updates for the prospectuses of all 102 AIM Funds in which this disclosure appears. All updated information regarding the current status of the litigation and settlement amounts are on page 73--74 of the Statement of Additional Information, which contains disclosure about Pending Litigation and is cross referenced in the section highlighted by the Staff. See too Schedule I-1 of the Statement of Additional Information, which includes the list of all outstanding civil litigation. We believe that the risk factor referenced in your comment remains relevant due to the outstanding civil claims against the fund and various affiliates and, for that reason, prefer to keep this risk disclosure in the prospectus rather than move it to the SAI. Please note, this language has been previously reviewed and approved by the Staff in 485(a) filings of this and the other AIM Funds.

Staff's Comment:
---------------

9. TIMING OF ORDERS. The disclosure regarding the timing of orders in the Registrant's shareholder information section is confusing and problematic under Rule 22c-1 of the 1940 Act.

Response:
--------

         We believe the Registrant's disclosure regarding the timing of orders is adequate and complies with Rule 22c-1 of the 1940 Act. Rule 22c-1 prohibits a registered investment company from selling, redeeming or repurchasing its shares except at a price based on the current net asset value of such shares which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell the share. Accordingly, the Registrant's timing of orders disclosure reads:

         The funds price purchase, exchange and redemption orders at the net asset value calculated after the transfer agent receives an order in good order.

Staff's Comment:
---------------

10. TANDY REPRESENTATION. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to

James O'Connor
July 9, 2009
Page 5


disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:
--------

         In connection with the responses to the comments above, the Registrant acknowledges the following:

            - that the Registrant is responsible for the adequacy and accuracy of the disclosure in their filings;

            - that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

            - that the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please do not hesitate to contact me at 713.214.5770 if you have any further questions.


Very truly yours,

/s/ Melanie Ringold

Melanie Ringold